Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4500 F +1 267 675 4601 www.hoganlovells.com

January 18, 2023

CORRESPONDENCE FILED VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento & Dillon Hagius

Re:	Sesen Bio, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 10, 2023
File No. 333-267891

Dear Ms. Sarmento & Mr. Hagius:

This letter sets forth the response of Sesen Bio, Inc., a Delaware corporation (the “Company”), to an oral comment received from the staff of the Securities and Exchange Commission (the “Staff”) on January 13, 2023, relating to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-267891) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 4”).

To assist your review, set forth below in bold is the oral comment of the Staff and immediately below such comment is a statement identifying the location in the Registration Statement of the revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Sesen Bio Executive Compensation

Carisma Executive Compensation

1.	Please provide executive compensation disclosure for each of Sesen Bio and Carisma for the year ended December 31, 2022.

Response to Comment 1:

In response to the Staff’s oral comment, the Company has revised the disclosures on pages 152, 349-359, 360-363 and 367.

Securities and Exchange Commission

January 18, 2023

Thank you for your consideration of the points contained in our response. Please contact me at (267) 675-4671 or steve.abrams@hoganlovells.com if you have any questions or need any additional information.

Sincerely

/s/ Steven J. Abrams
Steven J. Abrams
Partner, Hogan Lovells US LLP

Via E-mail:

cc:	Thomas R. Cannell, D.V.M., President and Chief Executive Officer, Sesen Bio, Inc.
Steven Kelly, President and Chief Executive Officer, CARISMA Therapeutics Inc.

Tiffany Posil
Jessica A. Bisignano
Hogan Lovells US LLP

Brian A. Johnson
Hal J. Leibowitz
Christopher D. Barnstable-Brown
Wilmer Cutler Pickering Hale and Dorr LLP